EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.00001 par value per share, of Galecto, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Date: November 17, 2025

FAIRMOUNT FUNDS MANAGEMENT LLC

By: /s/ Peter Harwin   /s/ Tomas Kiselak

Peter Harwin   Tomas Kiselak
Managing Member   Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.

By: /s/ Peter Harwin   /s/ Tomas Kiselak

Peter Harwin   Tomas Kiselak
Managing Member   Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST V L.P.

By: /s/ Peter Harwin   /s/ Tomas Kiselak

Peter Harwin   Tomas Kiselak
Managing Member   Managing Member

/s/ Peter Harwin

Peter Harwin

/s/ Tomas Kiselak

Tomas Kiselak